Material Information

2020 Third Quarter Results

Results reflect a quick response to the crisis and a gradual recovery of the activity

Production (mboed)

2019
2020
720
735
678
681
3Q 2019
1Q 2020
2Q 2020
3Q 2020

mboed: thousand barrels of oil equivalent per day

Downstream

Throughput (mbd)

Cartagena
Barrancabermeja
389
161
228
345
146
199
255
117
138
324
145
179
3Q 2019
1Q 2020
2Q 2020
3Q 2020

mbd: thousand barrels per day

Midstream (mbd)

Products
Crude oil
1,157
277
880
1,136
263
873
926
170
756
979
225
754
3Q 2019
1Q 2020
2Q 2020
3Q 2020

mbd: thousand barrels per day

Basket Price/Brent-COP

Basket Price (USD/Bl)
Brent - COP (COP Thousand/Bl)
207
59,6
180
47,4
128
26,3
162
40,2
3Q 2019
1Q 2020
2Q 2020
3Q 2020

EBITDA / EBITDA Margin

EBITDA COP billion
% EBITDA margin
8,270
46%
5,257
35%
1,996
24%
5,254
43%
3Q 2019
1Q 2020
2Q 2020
3Q 2020

Net Income

COP billion

3,011
133
25
855
3Q 2019
1Q* 2020
2Q* 2020
3Q 2020

*Impairment recognition
1T20: -COP 931 billion and 2T20: +COP 3 billion

TESG* Progress

Climate Change

San Fernando solar farm **(59 MW)** construction agreement

"Sembrar Nos Une" initiative planting 6 million trees by 2022

Socio-environmental investment

COP **192 Bn.** (9M20)

Sustainable Development Portfolio

"Apoyo País" Program

COVID-19 Emergency

COP **52 Bn.** (9M20)

- Medical equipment and protection elements
- Aids to vulnerable population
- Research agreements

Digital agenda investment

USD **35 mill.** (9M20)

- Petrotechnical Database
- Gross Refining Margin
- Integrated Field Management

* Technology, Environmental, Social and Governance

Contact information
investors@ecopetrol.com.co

ecopetrol

The operating and financial results of the third quarter reflect a better price environment, the gradual reactivation across the entire value chain within Ecopetrol Group and the progressive effect of the adjustment measures we undertook in the first half of the year. Thus the Ecopetrol Group reverted the downward trend of the previous quarters and obtained a net income of COP 855 billion and an EBITDA of COP 5.3 trillion, corresponding to an EBITDA margin of 43%, the highest recorded during the year and comparable to those reported in 2019. This quarter´s outcome stands for 85% of the accumulated net income year to date, and the results are comparable to the first quarter figures, previous to the crisis originated by the pandemic.

A worldwide improved balance between supply and demand provided a significant recovery of the average Brent price, which rose 30% between the second and third quarter of the year, from 33 to 43 USD per barrel. This environment enabled better realization prices along with higher volumes of crude oil and fuels sold, primarily due to the reactivation of the local demand once the mandatory lockdown measures were lifted and the resumption of economic activities began. The increase in the total cost in the third quarter versus the second quarter (from 21.3 to 24.5 USD per barrel) was due to higher operating activity. However, total cost per barrel year to date decreased compared to the same period a year ago (26.1 versus 34.8 USD per barrel) as a result of the initiatives to optimize our cost and lower purchases and imports, both in price and volume.

To address this historic turning point, the Ecopetrol Group's has remained committed to the well-being of Colombians and the strengthening the local economy after the health emergency created by COVID-19. Through our social assistance program “Apoyo País”, aids totalling COP 52 billion have been delivered to date, out of COP 88 billion initially announced, in the form of medical equipment, personal protective elements, cleaning products and food supplies, as well as contributions to research and development foundations and institutions through alliances and support to initiatives assisting vulnerable populations like “Comparto mi Energía”, among others.

The operational sustainability plan implemented ensured the continuity of Ecopetrol Group’s operation under the minimum vital, striving for the lowest potential exposure of our employees and allies to the virus. In the process of adapting to the new normal, a pilot plan was launched in October for the safe and gradual return of administrative employees to the Company's facilities.This pilot plan will be subject to the evolution of the pandemic and to the provisions of local and national authorities.

Our proactive commercial strategy has allowed us to continue diversifying our customer base and to guarantee crude exports for the remainder of the year. Whereas 12 years ago 90% of our international crude oil sales were headed to the Gulf of Mexico (US) and only 8% to Asia, today this ratio is 43% and 49%, respectively. In keeping with the above mentioned, on October 19 we achieved a new commercial milestone with the fulfillment of the first shipment of one million barrels of crude delivered at place (DAP) to one of the leading private refiners in South Korea. The Company is also pursuing other anchor markets for Colombian oil in countries such as Sweden and Spain. This commercial strategy, along with better conditions for placing our products on the market, resulted in a significant improvement in the crude oil basket price realization, which increased from 20.4 USD per barrel in the second quarter to 38.4 USD per barrel in the third quarter.

The Ecopetrol Group's operating results are in line with the targets of the 2020-2022 business plan, which was recently updated. In exploration, Ecopetrol completed the drilling of three wells operated directly, reaching a total of ten year to date, maintaining activities in strategic areas such as Piedemonte and Brazil. It is worth highlighting the signing of a commercial agreement between Hocol and Lewis Energy for the exploration of natural gas in a frontier play in the Perdices block, located in the department of Atlántico.

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Cumulative average production for this quarter reached 697.7 mboed by September, out of which gas represented 20%, driven by the gradual recovery of gas demand from thermal power plants and the industrial sector, and the reactivation of crude oil production, which in turn was primarily due to a better price scenario. This helped mitigate to a certain extent the negative effect of some operational and public order situations that impacted production in the third quarter.

Natural gas remains a strategic priority for the Ecopetrol Group and reached an EBITDA margin of 55% and contributed on 34% to the upstream EBITDA, year to date. The aforementioned is the result of the stability of its US dollars-denominated prices and a positive commercial dynamism over the period.

As we mentioned in the second quarter, our Permian operations resumed at the end of July and five wells were drilled within the third quarter. By the end of 2020, we expect an estimated net average production for Ecopetrol between 5 to 5.5 mboed (before royalties).

Regarding the development of the Comprehensive Research Pilot Projects (PPII) for unconventional hydrocarbon reservoirs in Colombia, with the issuing of the regulatory framework (technical, environmental, social and contractual terms), Colombia now has the guidelines required to advance towards the execution of the pilot tests. Ecopetrol has stated its interest to participate in such projects. We wait the results of process launched by the National Hydrocarbon Agency to select contractors for the Special Research Project Contracts (CEPI), which will take place during the month of November 2020. Once granted, the next step would be launching the process for obtaining the environmental licenses.

In the midstream segment, we highlight a recovery in the transported volumes of gasoline and diesel during September, reaching 94% and 86% of pre-pandemic levels, respectively. Continuing our search for dilution efficiencies, successful technical tests to transport heavy crude oil at 650 cSt[1] were carried out in Cenit, Ocensa, Oleoducto de los Llanos (ODL) and Oleoducto de Colombia (ODC) pipeline systems. A large-scale implementation of this scheme could bring about relevant efficiencies for the transport chain, subject to its economic feasibility.

 We would also like to mention the optimization achieved in the handling of Castilla crude in the port of Coveñas, by which a 250,000 barrel tank was released, increasing the available storage capacity and providing flexibility should another potential COVID-19 outbreak occur, affecting demand again.

The downstream segment exhibited operating stability during the quarter in all business units and an improvement of margins and throughput when compared to the second quarter of 2020. The Cartagena Refinery reported 100% use of national crude oil in September, the maximum level since the beginning of its operations. The use of local feedstock maximizes its margins and enables production increases for the Ecopetrol Group. Esenttia continued to report solid operating results, achieving two historical quarterly records: the highest polypropylene production, 173.6 thousand tons (kton), and the highest sales volume, 147.2 kton, delivering an important contribution towards the consolidated results of the segment.

As part of the Ecopetrol Group's commitment to energy transition, during the third quarter we signed a contract for the construction of the San Fernando solar farm with a capacity of 59 MW, the construction of which is expected to begin in November 2020. Moving forward towards our goal of having 300 MW of generation capacity from renewable sources by 2022, we also launched a competitive bidding process for a new wave of solar powered projects for 112 MW.

In the execution of our strategy regarding climate change and complying with the commitments acquired from our endorsement of the Climate and Clean Air Coalition (CCAC), we approved the fugitive emissions and venting management strategy. Further, as part of our biodiversity agenda, we announced our participation in the Sembrar Nos Une (“Planting Unites Us”) initiative, sponsored by the National Government, in which we envisage the planting of six million trees by 2022. We have planted 1.8 million trees since 2018 and expect to plant 457,000 more trees in the last quarter of 2020, completing in this way the one million anticipated for 2020, with four million additional trees expected to be planted during the next two years.

[1] cSt: centistock, unit of viscosity

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Technology has been an essential enabler to maintain operation during the pandemic. In the last quarter, in average, 7,423 meetings per day were made digitally, with 4,500 concurrent connections each day. We are incorporating into the operation digital tools based on artificial intelligence, analytics and self-management. We have been reaping the benefits of the digital agenda, mainly from the Petrotechnical Database, Gross Refining Margin, Integrated Fields, Volumetric Management and Investment Management projects.

Throughout 2020, Ecopetrol has demonstrated its resilience, adaptability and the commitment to confront an unprecedented situation. With preservation of life as a priority, and in strict accomplishment to our strategic pillars, we remain devoted to the generation of sustainable value for society and the social and economic development of the regions where we operate.

Felipe Bayón Pardo

CEO Ecopetrol S.A

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Bogotá, October 27,2020. Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) reported today the financial results of the Ecopetrol Group for the third quarter and the cumulative results for 2020, prepared in accordance with the International Financial Reporting Standards applicable to Colombia.

Net income for the third quarter of 2020 reached COP 855 billion, with an EBITDA of COP 5.3 trillion, which represents an EBITDA margin of 43%, reversing the downward trend seen in the previous quarters and reaching the same levels as in the first quarter of 2020, despite a decrease in terms of: i) Brent price in pesos of COP - 18 thousand; ii) production levels of -54 mboed; and iii) sales of -100 mboed. The results obtained in this quarter stand for 85% of the cumulated net income year to date, which summed COP 1.01 trillion, due to improvements in market indicators and the underlying performance of the optimizations achieved. EBITDA for the first nine months was COP 12.5 trillion.

Table 1: Financial Summary Income Statement - Ecopetrol Group

Billion (COP)	3Q 2020	3Q 2019	∆ ($)	∆ (%)	9M 2020	9M 2019	∆ ($)	∆ (%)
Total sales	12,323	18,014	(5,691)	(31.6%)	35,836	52,266	(16,430)	(31.4%)
Depreciation and amortization	2,296	2,166	130	6.0%	6,685	6,189	496	8.0%
Variable cost	4,038	6,735	(2,697)	(40.0%)	14,304	19,629	(5,325)	(27.1%)
Fixed cost	2,010	2,339	(329)	(14.1%)	6,256	6,870	(614)	(8.9%)
Cost of sales	8,344	11,240	(2,896)	(25.8%)	27,245	32,688	(5,443)	(16.7%)
Gross income	3,979	6,774	(2,795)	(41.3%)	8,591	19,578	(10,987)	(56.1%)
Operating and exploratory expenses	1,300	1,063	237	22.3%	2,382	2,955	(573)	(19.4%)
Operating income	2,679	5,711	(3,032)	(53.1%)	6,209	16,623	(10,414)	(62.6%)
Financial income (loss), net	(957)	(648)	(309)	47.7%	(2,221)	(1,426)	(795)	55.8%
Share of profit of companies	15	56	(41)	(73.2%)	92	290	(198)	(68.3%)
Income before income tax	1,737	5,119	(3,382)	(66.1%)	4,080	15,487	(11,407)	(73.7%)
Income tax	(575)	(1,770)	1,195	(67.5%)	(1,209)	(5,315)	4,106	(77.3%)
Net income consolidated	1,162	3,349	(2,187)	(65.3%)	2,871	10,172	(7,301)	(71.8%)
Non-controlling interest	(289)	(339)	50	(14.7%)	(913)	(932)	19	(2.0%)
Net income attributable to owners of Ecopetrol before impairment	873	3,010	(2,137)	(71.0%)	1,958	9,240	(7,282)	(78.8%)
(Expense) recovery for impairment long-term assets	(22)	1	(23)	(2,300.0%)	(1,226)	3	(1,229)	(40,966.7%)
Deferred tax of impairment	4	0	4	-	281	0	281	-
Net income attributable to owners of Ecopetrol	855	3,011	(2,156)	(71.6%)	1,013	9,243	(8,230)	(89.0%)

EBITDA*	5,254	8,270	(3,016)	(36.5%)	12,506	23,934	(11,428)	(47.7%)
EBITDA Margin	42.6%	45.9%	-	(3.3%)	34.9%	45.8%	-	(10.9%)

*Ebitda adjusted to exclude the effect of the Voluntary Retirement Plan amounts to COP 5,419 billion in 3Q20 and COP 12,843 billion in 9M20.

I.	Financial and Operating Results

Sales revenue

The sales revenue in 3Q20 increased by 46% versus the previous quarter, primarily as a result of recovery in demand, improved price realizations and negotiated crude differentials.

With respect to 3Q19, there was a 31.6% decrease in sales revenues as a combined result of:

a)	Lower weighted average sale price of crude oil, gas and products by -19.3 USD/Bl (COP -4.7 trillion), mainly due to lower prices versus the Brent crude reference.
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b)	Effect of lower sales volume (COP -2.0 trillion, -97.4 mboed), primarily due to a tightening of demand for crude and refined products given the market environment, which was partially offset by higher domestic gas sales due to the entry into operation of the LPG plant in Cupiagua at the end of 2019 and Hocol’s acquisition of an interest in the Guajira Association during the previous quarter.
c)	Lower revenue from transport and other services (COP -0.3 trillion), primarily associated with lower transported volumes given the lower demand for crudes and products.
d)	Increase in the average COP/USD exchange rate, positively impacting revenues (COP +1.3 trillion).

Table 2: Sales Volumes - Ecopetrol Group

Local Sales Volume - mboed	3Q 2020	3Q 2019	∆ (%)	9M 2020	9M 2019	∆ (%)
Medium Distillates	112.1	157.6	(28.9%)	115.5	154.9	(25.4%)
Gasoline	99.4	114.4	(13.1%)	92.2	114.2	(19.3%)
Natural Gas	85.2	79.0	7.8%	83.1	77.5	7.2%
Industrials and Petrochemicals	23.8	23.0	3.5%	21.2	22.5	(5.8%)
LPG and Propane	17.8	16.0	11.3%	17.8	15.3	16.3%
Crude Oil	6.3	5.2	21.2%	6.5	6.4	1.6%
Fuel Oil	0.6	0.9	(33.3%)	1.4	2.0	(30.0%)
Total Local Volumes	345.2	396.1	(12.9%)	337.7	392.8	(14.0%)

Export Sales Volume - mboed	3Q 2020	3Q 2019	∆ (%)	9M 2020	9M 2019	∆ (%)
Crude Oil	373.7	402.5	(7.2%)	424.2	402.2	5.5%
Products	109.7	127.9	(14.2%)	108.1	121.6	(11.1%)
Natural Gas*	1.7	1.2	41.7%	1.4	1.4	0.0%
Total Export Volumes	485.1	531.6	(8.7%)	533.7	525.2	1.6%

Total Sales Volumes	830.3	927.7	(10.5%)	871.4	918.0	(5.1%)

*Natural gas export sales correspond to local sales by Ecopetrol America LLC and Ecopetrol Permian LLC

Domestic sales (42%): Sales decline of 50.9 mboed (-12.9%) versus 3Q19, mainly due to:

a)	Fall in the demand for fuel, primarily attributable to the mandatory preventive lockdown caused by the pandemic, which meant decreased sales of middle distillates and gasoline.
b)	Higher gas sales, primarily due to Hocol's acquisition of Chevron's interest in the Guajira Association and demand recovery.
c)	Greater supply of LPG, primarily as a result of reactivation of the Cupiagua plant since September 2019.
d)	Recovery in the sale of industrial and petrochemical products, especially asphalt and polypropylene, as the demand for these products resumes.

During 3Q20, there was a nationwide recovery in the demand for fuels. Gasoline sales increased by 59% and diesel sales by 29% versus 2Q20. Although jet fuel sales increased almost 72%, from 3.2 mbd in 2Q20 to 5.5 mbd in 3Q20, they are still well below the 31 mbd sales volume reported in 2019.

Gas remains as a strategic priority. In 3Q20, the commercialization of natural gas from major fields was completed, engaging a marketing strategy that met all our customer’s requirements through the contracting of: 9.7 GBTUD[2] for one year (from December 2020), 108.6 GBTUD for three years (from December 2021), 11 GBTUD for four years (from December 2021) and 10.7 GBTUD for seven years (from December 2020).

The Ecopetrol Group continued to provide mechanisms to mitigate the impact of the economic situation on the natural gas sector by means of: i) extending by four months the grace period (from the invoice expiration date) to clients with financing in 2Q20; and ii) accepting declarations of Force Majeure for 28.35 GBTUD in July and 14.68 GBTUD in August, in response to lower demand, totaling COP 22,154 million.

[2] GBTUD: giga btu (british thermal unit) per day

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International sales (58%): Decrease of 46.5 mboed (-8.7%) versus 3Q19, mainly due to:

a)	Lower availability of crude oil for export due to a decrease in production and the provision of local crude to the refineries’ throughput. Additionally, at the end of the quarter there were volumes in transit to Asia and other still loading for the month-end close for approximately 1.9 million barrels, which will be reflected in October’s sales.

b)	Decrease in the export of products, primarily due to the reduction in the refineries’ throughput and the use of locally produced naphtha as a diluent for heavy crude oil.

Sales Price

Table 3: Average Prices - Ecopetrol Group

USD/Bl	3Q 2020	3Q 2019	∆ (%)	9M 2020	9M 2019	∆ (%)
Brent	43.3	62.0	(30.2%)	42.5	64.8	(34.4%)
Natural Gas Basket	25.0	22.9	9.2%	24.0	23.6	1.7%
Crude Oil Basket	38.4	57.0	(32.6%)	32.3	58.9	(45.2%)
Products Basket	45.8	68.6	(33.2%)	48.5	70.6	(31.3%)

Crudes: In 3Q20, the crude basket spread versus Brent recovered to the levels seen in 3Q19. Compared to 2Q20, there was an 88% improvement in the realization price of the crude oil basket. This is mainly explained by: i) the increase in the Brent price; and ii) our proactive sales and marketing management towards the diversification of clients and destinations, with sales of Castilla blend and Vasconia blend crude to South Korea, customers reactivation in India and Spain, and a sustained market share in the US Gulf and China.

Refined Products: In 3Q20 versus 3Q19, the product sales basket weakened, primarily as a result of the drop in worldwide demand, largely for gasoline, diesel and jet fuel.

Natural Gas: The price of the gas basket was 9.2% higher as compared to 3Q19, primarily due to a reconfiguration of the basket with a higher volume sourced from Guajira field and a better pricing of volumes sold from Piedemonte.

Cost of Sales

During 3Q20, costs reflect a higher activity given the reopening of the economy, once lockdown measures were lifted.

Depreciation and Amortization: Increase of 6.0% in 3Q20 versus 3Q19, primarily as a result of: i) a higher level of capital investment associated with enhanced recovery campaigns and new drilling; ii) exchange rate effect on the depreciation cost of the Group’s subsidiaries with US dollar as their functional currency, given the devaluation of the COP peso; iii) the increase of production due to additional wells drilled in Permian. This was partially offset by a lower depreciation rate associated with the decrease in production levels and a higher incorporation of reserves in 2019 versus 2018.

Variable Costs: Decrease of 40% in 3Q20 versus 3Q19, mainly due to:

a)	Lower cost of crude oil, gas and products purchases (COP -2.4 trillion), primarily due to: i) a decrease in the average price of domestic purchases and imports (COP -1.4 trillion); ii) a decrease in the volume purchased (COP -1.4 trillion, -77.4 mboed); and iii)an increase in the average exchange rate of purchases (COP +0.4 trillion).
b)	Inventory fluctuations (COP -0.3 trillion), primarily due to the positive effect on the valuation of inventories due to a market price improvement during 3Q20 versus 2Q20, and a buildup of crude inventory in order to complete DAP sales in October.
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Fixed Costs: Decrease of 14.1% in 3Q20 versus 3Q19, primarily as a result of lower maintenance costs, contracted and professional services and other operational activities costs, as a consequence of the implementation of strategies aimed at optimizing costs and decreased activity due to lower production, throughput and transported volumes.

Operating Expenses (Net of Other Income)

Operating Expenses (Net of Other Income) for 3Q20 increased by 22.3% compared to 3Q19, mainly due to:

a)	Recognition of accounting effects associated to 117 additional employees under the voluntary retirement plan (COP 165 billion). The cumulative balance for this plan as of September 2020 is COP 337 billion. Going forward, the cash saving linked to the aforementioned program is estimated at COP 225 billion.
b)	Recognition of fixed cost of certain units at the Barrancabermeja refinery that halted their production as a result of the health emergency and the decline in product demand, recognized since the second quarter.
c)	Higher exploration expenses due to the write-off of exploration leases of Ecopetrol America (Haleakala, Longfellow and Mackenzie) given its low probability of development, in light of technical assessments carried out and its competitiveness position within the Group's exploration portfolio.

Financial Income (Non-Operating)

Increase of 47.7% in financial expenses in 3Q20 compared to 3Q19, primarily due to the effect of:

a)	Increase in debt interests (COP -173 billion) associated with: i) an increase in the Group’s financing flow; and ii) the effect of the devaluation of the COP against the USD on foreign currency debt.
b)	Decrease in income due to the mark to market valuation of the securities portfolio, as a result of lower market yield rates (COP -80 billion).
c)	Costs associated to the liability management transaction executed by Ocensa (COP -47 billion).

The Effective Tax Rate for 3Q20 was 33.3% versus 34.6% in 3Q19. This decrease is mainly due to the decrease in the nominal tax rate.

Cash Flow and Debt

Table 4: Cash Position - Ecopetrol Group

Billion (COP)	3Q 2020	3Q 2019	9M 2020	9M 2019
Initial cash and cash equivalents	9,248	5,524	7,076	6,312
(+) Cash flow from operations	3,526	9,309	3,851	20,147
(-) CAPEX	(2,064)	(3,213)	(7,908)	(7,354)
(+/-) Investment portfolio movement	1,802	459	1,231	1,442
(+) Other investment activities	92	115	351	426
(-) Borrowings and interest payments	(1,877)	(452)	8,025	(2,262)
(-) Dividend payments	(2,910)	(3,082)	(5,247)	(10,057)
(+/-) Exchange difference (cash impact)	12	401	450	407
Final cash and cash equivalents	7,829	9,061	7,829	9,061
Investment portfolio	4,143	6,906	4,143	6,906
Total cash	11,972	15,967	11,972	15,967

Note: Cash represents funds available in cash or cash equivalents, as well as investments in financial securities, regardless of their maturity.

Cash Flow: At the end of 3Q20, Ecopetrol Group's cash position, which includes cash equivalents and the portfolio of short and long-term securities, amounted to COP 11.9 trillion (36% COP and 64% USD). During this quarter, the main source of cash was the operating activity (COP 3.5 trillion). The main outflows during this quarter corresponded to: i) CAPEX disbursements in the amount of COP 2.1 trillion; ii) payment of principal and interest on debts amounting to COP 1.9 trillion, which includes the prepayments of short-term obligations with national and international banks subscribed in March and April of the current year, in the form of trade finance instruments and short-term bank facilities in the amount of COP 1.6 trillion; and, iii) the payment of dividends to the Colombian Nation and non-controlling shareholders for COP 2.9 trillion.

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Debt: As of September 30, the debt balance on the balance sheet totaled COP 53.4 trillion, equivalent to USD 13.8 billion. The main debt activities in this quarters corresponded to the following:

a)	In September, Ecopetrol S.A. prepaid short-term obligations with local and international banks, subscribed in March and April of this year, in the form of in the form of trade finance instruments and short-term bank facilities. The total principal prepaid was COP 775 billion of local debt and USD 221.5 million of loans from international banks.
b)	In July, Ocensa finalized the placement of public debt securities in the international capital market for USD 500 million. The resources obtained were used to repay the global bond that was due in May 2021 by the same notional amount.

The gross debt to EBITDA ratio at the end of September closed at 2.7 times.

Efficiencies

The efficiencies achieved in the first nine months of 2020 reached COP 1.61 trillion, based on the 2019 year-end figures. This resulted from the strategies deployed by the upstream segment on its investment, operating costs, dilution, and production optimizations as part of the operational improvements (43.9%); improved commercial initiatives and surplus energy sales (42.2%); efforts by the downstream segment focused on improving revenues and cash costs (5%); operating costs and maintenance optimization strategies at the midstream segment (4.8%); and the contribution of the Digital Agenda projects and the staff areas (4.1%).

Investments

Table 5: Investments by Segment - Ecopetrol Group

Million (USD)	Ecopetrol S.A.	Affiliates and Subsidiaries	Total	% Share
Production	789	222	1,011	55.6%
Downstream	101	91	192	10.5%
Exploration	76	363	439	24.1%
Midstream*	0	128	128	7.1%
Corporate	49	0	49	2.7%
Total	1,015	804	1,819	100.0%

* Includes 100% of investments of each of the Group’s companies (Ecopetrol’s share and non-controlling interest)

Ecopetrol Group’s investments in the first nine months of 2020 reached USD 1,819 million. 72% was invested in Colombia and 28% abroad, in Brazil and the United States. Of the total investment, 80% corresponds to the upstream segment, with the remaining 20% allocated to the midstream and downstream segments. 71% is directed towards growth opportunities.

Production: 83% of the investment was concentrated on growth opportunities, with drilling campaigns by Ecopetrol S.A. carried out mainly in the Castilla, Rubiales, Llanito, Cantagallo, Southern region and Chichimene fields. Investments made by subsidiaries were led by Permian and Hocol. With this, at the end of the third quarter, 164 development wells were drilled and more than 170 capitalizable workovers were performed.

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Exploration: Third quarter investment allowed for the drilling of ten exploratory wells year to date, compared to the target of thirteen wells for 2020 (Nafta 1, Lorito Este-1, Olini Oeste-1, Aguas Blancas 24, Lorito A1, Obiwan-1, Gato Do Mato-4, Saturno 1, Alqamari-1 and Flamencos-2).

Refining: Execution focused on operational continuity investments to maintain the efficiency, reliability and integrity of the operations at the Barrancabermeja and Cartagena refineries. It should be noted that over 30% of the investments executed were allocated to two of the most representative segment projects during the year, the Interconnection of the Cartagena Crude Plants, which will increase this refinery's capacity to more than 200 mbd in 2022, and the Wastewater Treatment Plant in the Barrancabermeja refinery.

Transport: Third quarter investments in the transport segment represented 7% of the total investment and was dedicated to operational continuity activities to maintain the integrity and reliability of the different oil and multi-purpose pipeline systems of Cenit and its subsidiaries.

With respect to our CAPEX plan, there have been deferred investments mainly due to: i) Pandemic control: given the measures implemented to contain COVID-19 spreading at Rubiales and Caño Sur fields and in the Cartagena and Barrancabermeja refineries; ii) Environment: blockages in the Apiay and Yariguí fields and the administrative procedures running with the National Hydrocarbons Agency for the Piedemonte development; and, iii) Performance: optimizations in drilling costs, engineering, subsoil conversions, facilities, and the purchase of materials, and other operating factors with an impact on the projects’ schedule. Therefore, it is expected a lower execution of investments in 2020, within as estimated range of between USD 2.5 - 3.0 billion.

II. Results by Business Segment

1.	UPSTREAM

Exploration

The drilling of three wells operated directly by Ecopetrol under the operational sustainability plan was completed, as follows: i) Nafta-1, which was temporarily suspended to further production testing in 2021; ii) Alqamari-1, which was temporarily suspended and is expected to begin production testing in mid-November; and, iii) Flamencos-2, which is under evaluation. By the end of the third quarter, a total of ten exploratory wells were drilled.

Additionally, operations were reactivated under strict biosafety protocols in the Liria YW-12 well, operated by Ecopetrol, and the Antillas-1 well operated by Perenco, which continue to make progress in their drilling operations.

During this quarter, the Company advanced on the extensive testing of the Arrecife-1 ST gas discovery, drilled by Hocol in 2018, and as of October 1st commercial gas sales began, with a production of 3.5 million cubic feet per day.

Cumulative production of the exploration assets for 3Q20 reached 1,190 mboe (4,346 boed), reflecting an increase of 68% compared to the same period of 2019 (708.7 mboe equivalent to 2,596 boed). This production is primarily the result of extensive testing of the Boranda, Andina, Esox and Bullerengue discoveries drilled in 2019, as well as from the "El Tobo" formation, a new exploratory target in the Gigante-2 well.

It is important to highlight that the Digital Petrotechnical Solution continues to enable all professionals to access specialized applications and technical data remotely, thus maintaining continuity in the identification, maturity and evaluation of exploratory opportunities for the incorporation of resources within the domestic and international portfolio.

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Dilution Agreement between Hocol and Lewis for the Perdices Block

Hocol agreed to transfer 50% of its interest to Lewis Energy for the exploration of natural gas in a frontier play in the Perdices block, located in the department of Atlántico, close to infrastructure facilities to enable the development, transportation and commercialization. To date, the assignment of the interest is undergoing approval by the National Hydrocarbons Agency (ANH).

Gato do Mato

The Gato do Mato project is completing its appraisal phase. Currently, the review of the subsoil is being updated by integrating information from the OBN[3] and the #3 and #4 Gato do Mato wells, aimed to define the development plan.

Production

During 3Q20, the Ecopetrol Group’s average production reached 680.9 mboed, with a cumulative production of 697.7 mboed, in line with the new plan established at the end of the second quarter of the year.

In 3Q20, production increased 3.6 mboed in comparison to 2Q20 despite: i) public order issues in Suroriente, Yariguí and Quifa fields (-1.4 mboed); ii) shifting of activities due to interventions related to health emergency (-1.2 mboed) and iii) operating impact on subsidiaries mainly due to COVID-19 effects (-2.0 mboed). These negative effects were offset by an increase in production of 3.9 mboed, due to the gradual recovery of gas demand from Colombia’s thermal and industrial sectors, higher LPG sales, improved field performance and resumed production as a result of better crude oil price performance.

3Q20 production decreased 38.5 mboed compared to the same period 2019, given the health emergency and the drop in crude prices, which generated a strong contraction in demand.

During 3Q20, 38 development wells were drilled and completed, for a total of 186 wells year to date, a decrease of 262 wells as compared to the same period in 2019, with an average of 19 drilling rigs in operation.

Ronda Campos 2020

On September 23, 2020, the Ecopetrol Group launched the Ronda Ecopetrol 2020, offering to the market nine assets, six of them owned by Hocol and three by Ecopetrol. This asset portfolio offers the possibility of incorporating over 3,000 barrels of oil and gas per day of production and an estimated volume of 17 million barrels of oil equivalent of 3P reserves, including 11 million barrels of oil equivalent of proven reserves. Additionally, the assets have contingent resource development opportunities estimated at 13 million barrels, with a projected exploration potential of 35 million barrels of oil equivalent in prospective resources.

The process will take place through an electronic auction using an upward-bidding methodology. Companies that meet the National Hydrocarbon Agency’s current qualification requirements for this category of assets may participate. So far, the following activities have been carried out: signing of confidentiality agreements, reviewing the documentation sent by the companies for their registration, access to the virtual data room with detailed information on the assets and progress in the pre-qualification procedures with the National Hydrocarbon Agency. Information on this process may be accessed at:

https://www.ecopetrol.com.co/wps/portal/Home/es/?page=detalleNoticias&urile=wcm:path%3A%2FEcopetrol_WCM_Library%2FAS_en%2FNoticias%2Fecopetrol-launches-ronda-campos-2020

[3] Ocean bottom seismic: data using ocean bottom nodes

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Permian

As announced in the previous quarter, the Joint Venture (JV) partners decided to reactivate operations at the end of July, supported by a new development plan for 2020 adjusted to the current crude price expectations. Activity for the remainder of 2020 is expected to include mainly a drilling campaign of 22 new wells, which are expected to be completed and enter into production in 1Q21, of which five wells were drilled during 3Q20. By the end of 2020, 22 wells in total are expected to be in production, with an estimated average net production for the Ecopetrol Group of approximately 5 to 5.5 mboed (before royalties) and 22 drilled on hold to completion. Additionally, knowledge transfer activities have been secured, reason why as of today 16 Ecopetrol employees have joined the JV operations as secondees.

Table 6: Gross Production - Ecopetrol Group

Production - mboed	3Q 2020	3Q 2019	∆ (%)	9M 2020	9M 2019	∆ (%)
Crude Oil	500.1	543.1	(7.9%)	520.5	548.3	(5.1%)
Natural Gas	119.9	117.6	2.0%	119.0	114.6	3.8%
Total Ecopetrol S.A.	620.1	660.7	(6.1%)	639.5	662.9	(3.5%)
Crude Oil	18.9	20.6	(8.3%)	20.3	20.8	(2.4%)
Natural Gas	18.0	8.6	109.3%	13.8	8.6	60.5%
Total Hocol	36.9	29.2	26.4%	34.1	29.4	16.0%
Crude Oil	0.0	7.9	(100.0%)	1.5	8.1	(81.5%)
Natural Gas	0.0	5.0	(100.0%)	1.2	5.0	(76.0%)
Total Equion*	0.0	12.9	(100.0%)	2.7	13.1	(79.4%)
Crude Oil	3.0	3.5	(14.3%)	3.1	3.6	(13.9%)
Natural Gas	0.9	1.3	(30.8%)	0.9	1.2	(25.0%)
Total Savia*	3.9	4.8	(18.8%)	4.0	4.8	(16.7%)
Crude Oil	9.9	10.3	(3.9%)	10.7	11.4	(6.1%)
Natural Gas	1.8	1.6	12.5%	1.8	1.8	0.0%
Total Ecopetrol America	11.7	11.9	(1.7%)	12.5	13.2	(5.3%)
Crude Oil	6.1	0.0	-	3.7	0.0	-
Natural Gas	2.3	0.0	-	1.2	0.0	-
Total Rodeo Midland Basin	8.4	0.0	-	4.9	0.0	-
Crude Oil	538.0	585.4	(8.1%)	559.8	592.2	(5.5%)
Natural Gas	143.0	134.1	6.6%	137.9	131.2	5.1%
Total Ecopetrol Group	680.9	719.5	(5.4%)	697.7	723.4	(3.6%)

*Equión and Savia are included in the Financial Statements using the equity method. Equion’s Production goes up to February 28, 2020, which corresponds to the end date of the Piedemonte partnership agreement. As of March 1, 2020, Ecopetrol incorporates 100% of the production from the Pauto Sur and Floreña fields.

Note: Gross production includes royalties and is prorated according to Ecopetrol's share in each company. Natural gas production includes NGL’s.

Lifting Cost

Table 7: Lifting and Dilution Cost - Ecopetrol Group

USD/Bl	3Q 2020	3Q 2019	∆ (%)	9M 2020	9M 2019	∆ (%)	% USD
Lifting Cost*	7.22	8.53	(15.4%)	7.14	8.79	(18.8%)	18.8%
Dilution Cost**	2.63	4.00	(34.3%)	2.53	4.32	(41.4%)	100.0%

* Calculated based on barrels produced, exempt of royalties.

** Calculated based on barrels sold.

Lifting cost for 3Q20 decreased 1.31 USD/bl compared to 3Q19, mainly explained by:

Cost effect (- 0.59 USD/bl):

•	Decrease in activity, primarily in subsoil maintenance, as a consequence of the rescheduling of well service interventions given the restrictions imposed due to the pandemic.
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•	Deferral of low risk activities in contracted services.
•	Decrease in support services execution as a result of greater efficiencies identified in the operation and renegotiation of some contracts.

Volume effect (+ 0.14 USD/bl): as a result of a decrease in production.

Exchange rate effect (-0.86 USD/bl): higher exchange rate of +392 COP/USD when restating COP costs to USD dollars.

Dilution Cost

The unit dilution cost for 3Q20 was 2.63 USD/bl, a decrease of 1.37 USD/bl in comparison to 3Q19, primarily due to:

•	Lower purchase price for naphtha (-13.0 USD/bl) due to market conditions.
•	Decrease in naphtha purchases (-10.8 mbd) due to a decrease in production of heavy crudes.
•	Exchange rate effect due to the devaluation of the COP against the USD by +392 COP/USD.

 Financial Results for the Segment

Table 8: Income Statement - Upstream

Billion (COP)	3Q 2020	3Q 2019	∆ ($)	∆ (%)	9M 2020	9M 2019	∆ ($)	∆ (%)
Total revenue	9,684	13,260	(3,576)	(27.0%)	26,190	38,389	(12,199)	(31.8%)
Depreciation, amortization and depletion	1,565	1,522	43	2.8%	4,609	4,288	321	7.5%
Variable costs	4,102	5,422	(1,320)	(24.3%)	12,580	15,131	(2,551)	(16.9%)
Fixed costs	2,193	2,417	(224)	(9.3%)	6,746	7,106	(360)	(5.1%)
Total cost of sales	7,860	9,361	(1,501)	(16.0%)	23,935	26,525	(2,590)	(9.8%)
Gross income	1,824	3,899	(2,075)	(53.2%)	2,255	11,864	(9,609)	(81.0%)
Operating and exploratory expenses	848	559	289	51.7%	951	1,615	(664)	(41.1%)
Operating income	976	3,340	(2,364)	(70.8%)	1,304	10,249	(8,945)	(87.3%)
Financial result, net	(565)	(480)	(85)	17.7%	(1,087)	(314)	(773)	246.2%
Share of profit of companies	(24)	50	(74)	(148.0%)	(38)	154	(192)	(124.7%)
Income before income tax	387	2,910	(2,523)	(86.7%)	179	10,089	(9,910)	(98.2%)
Provision for income tax	(168)	(1,013)	845	(83.4%)	(65)	(3,365)	3,300	(98.1%)
Consolidated net income	219	1,897	(1,678)	(88.5%)	114	6,724	(6,610)	(98.3%)
Non-controlling interest	19	15	4	26.7%	61	44	17	38.6%
Net income attributable to owners of Ecopetrol before impairment	238	1,912	(1,674)	(87.6%)	175	6,768	(6,593)	(97.4%)
(Expense) income from impairment of long-term assets	0	0	0	-	(518)	0	(518)	-
Deferred tax on impairment	0	0	0	-	151	0	151	-
Net income attributable to owners of Ecopetrol	238	1,912	(1,674)	(87.6%)	(192)	6,768	(6,960)	(102.8%)

EBITDA	2,642	5,010	(2,368)	(47.3%)	4,849	14,979	(10,130)	(67.6%)
EBITDA Margin	27.3%	37.8%	-	(10.5%)	18.5%	39.0%	-	(20.5%)

Ebitda adjusted to exclude the effect of the Voluntary Retirement Plan would be COP $2,763 billion in 3Q20 and COP 5,101 billion in 9M20.

Revenues in 3Q20 decreased compared to 3Q19 primarily as a result of the decline in the crude oil basket price and a lower sales volume associated with a decrease in production. This impact was partially offset by a higher devaluation of the COP against the USD, the entry into operation in the Permian basin, the acquisition of 43% of Guajira by Hocol from the Guajira Association, the receiving of Piedemonte from Equion, and the entry into operations of the LPG plant in Cupiagua.

Cost of sales for 3Q20 decreased versus 3Q19, as a result of:

a)	Reduction of costs mainly due to the optimization plan adopted by the Company and a decrease in activity, mainly due to: i) less subsoil activity; ii) lower contracted services; iii) decrease in materials and supplies; partially offset by, iv) an increase in energy costs.

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b)	Lower purchase cost due to the drop in oil prices and a decrease in the volume of diluent, partially offset by a higher volume of crude oil from third parties (new commercial agreements) and by the effect of a higher average COP/USD exchange rate. Additionally, there is a buildup of crude oil inventories.

c)	Lower transportation cost mainly due to: i) non-execution of reversal cycles in the Bicentennial pipeline given the increase in the availability of the Caño Limón Pipeline; and, ii) lower volume transported; partially offset by iii) a higher COP/USD exchange rate.

Operating expenses (net of revenues) for 3Q20 increased compared to 3Q19, mainly due to:

a)	Recognition of the Voluntary Retirement Plan.

b)     Increased exploration expenses due to the recognition of the write offs from exploration leases of Ecopetrol America (Haleakala, Longfellow and Mackenzie).

Net financial results (non-operating) for 3Q20 increased versus 3Q19, mainly due to i) the recognition of interest expense associated with the acquisition of new debt; ii) lower portfolio yields; iii) the effect of the COP/USD exchange rate on financial interest over the US-dollar denominated debt, due to the devaluation of the COP against the USD; and, iv) the valuation effect associated to the segment’s net passive position in US dollars.

2.	MIDSTREAM

Table 9: Transported Volumes - Ecopetrol Group

mbd	3Q 2020	3Q 2019	∆ (%)	9M 2020	9M 2019	∆ (%)
Crude Oil	754.2	880.3	(14.3%)	794.3	877.4	(9.5%)
Products	225.2	277.1	(18.7%)	219.6	272.6	(19.4%)
Total	979.4	1,157.4	(15.4%)	1,013.9	1,150.0	(11.8%)

Note: volumes adjusted to reflect changes in the quality volumetric compensation (CVC), associated to the closing of volumetric balances.

Crude oil: Crude oil volumes transported during 3Q20 decreased by 14.3% compared to the same period in 2019, primarily as a result of lower domestic production. Approximately 81.9% of the crude oil volume transported during the quarter was owned by the Ecopetrol Group.

Decreased maintenance times for repairs in the Caño Limón - Coveñas Oil Pipeline allowed a higher number of operational days and no need to perform reversal cycles in the Bicentenario Oil Pipeline during 2020. As a result, during 3Q20 volumes transported thought the Ayacucho-Coveñas 16" and 24" pipelines increased by 26.25% (+22.71 mbpd) vis-a-vis 3Q19.

In 3Q20, the Company’s infrastructure suffered 8 attacks, 66% less than in 3Q19 and 38% less than in 2Q20. Furthermore, the installation of illicit valves in both the crude oil and refined product transport systems also decreased, by 35.1% and 13.0% respectively, for a total of 246 illicit valves intercepted in 3Q20.

Refined Products: In 3Q20, the transport of refined products decreased by 18.7% compared to 3Q19 as a result of the extended lockdowns and mobility restriction measures implemented. However, gasoline and diesel consumption reported a recovery during the month of September, with transported volumes close to pre-pandemic levels (94% and 86%, respectively). Approximately 37.4% of the volume transported through the multipurpose pipeline system belonged to Ecopetrol Group.

During 3Q20, the Galán - Bucaramanga corridor continued to report higher volumes transported versus 3Q19, given that the border area’s demand has been met with a higher share of local fuel.

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Cost per Barrel Transported

Table 10: Cost per Transported Barrel - Ecopetrol Group

USD/Bl	3Q 2020	3Q 2019*	∆ (%)	9M 2020	9M 2019*	∆ (%)	% USD
Cost per Transported Barrel	3.12	3.06	1.9%	3.02	3.02	-0.2%	7.0%

Note: Cost modified in reason of adjustments to 3Q19 and 9M19 volumes, due to changes in the quality volumetric compensation (CVC) of the segment, associated to volumetric balances officialization.

For 3Q20, the cost per barrel transported increased by 0.06 USD/bl compared to 3Q19, which is mainly explained by:

a)	Cost effect (-0.10 USD/bl): A reduction in the cost per barrel indicator due to the optimization and delay of activities associated with the drop in prices and lower variable costs as a result of the lower transported volumes.

b)	Volume effect (+0.48 USD/bl): A decrease in barrels transported through multipurpose pipelines (-52 mbd) and crude oil lines (-126 mbd) due to a drop in production associated with price situation and lower demand.

c)	Exchange rate effect (-0.32 USD/bl): Higher exchange rate of +392 COP/USD when restating pesos denominated costs into dollar.

Financial Results for the Segment

Table 11: Income Statement - Midstream

Billion (COP)	3Q 2020	3Q 2019	∆ ($)	∆ (%)	9M 2020	9M 2019	∆ ($)	∆ (%)
Total revenue	2,986	3,455	(469)	(13.6%)	9,133	9,719	(586)	(6.0%)
Depreciation, amortization and depletion	336	315	21	6.7%	972	918	54	5.9%
Variable costs	129	179	(50)	(27.9%)	425	520	(95)	(18.3%)
Fixed costs	371	394	(23)	(5.8%)	1,123	1,130	(7)	(0.6%)
Total cost of sales	836	888	(52)	(5.9%)	2,520	2,568	(48)	(1.9%)
Gross income	2,150	2,567	(417)	(16.2%)	6,613	7,151	(538)	(7.5%)
Operating expenses	201	207	(6)	(2.9%)	560	389	171	44.0%
Operating income	1,949	2,360	(411)	(17.4%)	6,053	6,762	(709)	(10.5%)
Financial result, net	(57)	397	(454)	(114.4%)	382	44	338	768.2%
Share of profit of companies	0	1	(1)	(100.0%)	(2)	2	(4)	(200.0%)
Income before income tax	1,892	2,758	(866)	(31.4%)	6,433	6,808	(375)	(5.5%)
Provision for income tax	(608)	(903)	295	(32.7%)	(2,002)	(2,255)	253	(11.2%)
Consolidated net income	1,284	1,855	(571)	(30.8%)	4,431	4,553	(122)	(2.7%)
Non-controlling interest	(271)	(354)	83	(23.4%)	(872)	(978)	106	(10.8%)
Net income attributable to owners of Ecopetrol before impairment	1,013	1,501	(488)	(32.5%)	3,559	3,575	(16)	(0.4%)
(Expense) income from impairment of long-term assets	0	(1)	1	(100.0%)	2	0	2	-
Deferred tax of impairment	0	0	0	-	(1)	0	(1)	-
Net income attributable to owners of Ecopetrol	1,013	1,500	(487)	(32.5%)	3,560	3,575	(15)	(0.4%)

EBITDA	2,316	2,721	(405)	(14.9%)	7,133	7,795	(662)	(8.5%)
EBITDA Margin	77.6%	78.8%	-	(1.2%)	78.1%	80.2%	-	(2.1%)

Ebitda adjusted to exclude the effect of the Voluntary Retirement Plan would have been to COP $2.330 billion in 3Q20 and COP 7.156 billion in 9M20.

3Q20 revenues decreased in comparison to 3Q19 mainly due to: i) lower transported volumes in both crude and refined products due to COVID-19 pandemic; ii) the non-recognition of disputed Ship or Pay agreements in compliance with IFRS 15; partially offset by a higher average COP/USD exchange rate.

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The cost of sales in 3Q20 decreased versus 3Q19 mainly as a result of: i) lower variable material and electricity costs due to the decrease in transported volumes; ii) delays in maintenance activities; and, iii) the cost optimization strategy implemented in response to the new price scenario. Operating expenses were stable when compared to 3Q19.

Non-operating financial expense result for 3Q20 increased in comparison to 3Q19 mainly due to: i) Costs associated to the liability management transaction executed by Ocensa; ii) lower portfolio yields; and, iii) lower revenues from foreign exchange as compared to 3Q19.

3.	DOWNSTREAM

The downstream segment showed operational stability of all business units, despite the negative impact of the pandemic. It is worth mentioning the segment had zero recordable personnel and process safety incidents during 3Q20.

During the quarter, the segment improved its results in line with the gradual recovery of the throughput levels of the different units, the increase in local and international demand, and the operational stability. However, the weakening of international fuel prices still remains, which has deteriorated refining margins in 3Q20 compared to the same period of the previous year.

During 3Q20, the refineries reached a consolidated throughput of 324 mbd and a combined gross margin of 7.4 USD/bl, compared to 254.6 mbd and 6.2 USD/bl in 2Q20. The refineries reported a 50% recovery of their throughput levels versus April, our most critical month in 2020.

Cartagena Refinery

The refinery exhibited good operational performance and achieved two monthly records during this quarter: a full capacity throughput solely with domestic crudes in September, and an average distillate yield of over 65% in July. Operations were adjusted to the domestic and international demand environment, showing a positive recovery in throughput, utilization factor and gross refining margin as compared to 2Q20 results. At the end of September, the refinery's throughput was 157.7 mbd, showing a 43% growth compared to the record of the month of April, and a return to normal operating levels.

Table 12: Throughput, Utilization Factor, Production and Refining Margin

Cartagena Refinery	3Q 2020	3Q 2019	∆ (%)	9M 2020	9M 2019	∆ (%)
Throughput* (mbod)	144.7	160.5	(9.8%)	136.0	154.9	(12.2%)
Utilization Factor (%)	85.2%	88.3%	(3.5%)	73.0%	86.2%	(15.3%)
Production (mbod)	140.3	155.3	(9.7%)	129.7	149.3	(13.1%)
Gross Margin (USD/Bl)	5.5	8.4	(34.5%)	6.7	8.7	(23.0%)

* Corresponds to volumes effectively loaded, not those received.

Barrancabermeja Refinery

During 3Q20 the refinery exhibited a stable operating performance adjusted to the domestic demand environment. The maintenance of the Prime G and Sulphur IV units was successfully executed, ensuring their reliability and contributing to the improvement in the quality of domestic gasoline in terms of its sulfur content, in line with the plans established for the improvement of fuel quality for the local market.

Compared to 2Q20, the recovery was seen in the main operating indicators, which reported a 30% throughput growth, 27% increase in the utilization factor, and a 32% improvement of the gross refining margin.

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Table 13: Throughput, Utilization Factor, Production and Refining Margin

Barrancabermeja Refinery	3Q 2020	3Q 2019	∆ (%)	9M 2020	9M 2019	∆ (%)
Throughput* (mbod)	179.2	228.0	(21.4%)	172.0	217.5	(20.9%)
Utilization Factor (%)	62.4%	85.3%	(26.8%)	62.1%	82.1%	(24.3%)
Production (mbod)	182.0	233.0	(21.9%)	175.1	220.1	(20.4%)
Gross Margin (USD/Bl)	9.0	11.5	(21.7%)	8.8	10.8	(18.5%)

* Corresponds to volumes actually loaded, not those received.

Esenttia

Esenttia has exhibited reliable operations with solid results. During 3Q20, it achieved two historical quarterly records: the highest polypropylene production, of 173.6 kton, and the highest sales volume, of 147.2 kton. Esenttia improved its commercial positioning in the United States and Central America markets despite market environment. Additionally, Esenttia led initiatives to assist in the fight against the pandemic, in alliance with Ecopetrol Group companies and Colombian plastics manufacturing companies, ensuring the delivery of protective and treatment supplies such as valves, masks and other protection elements.

Refining Cash Cost

Table 14: Refining Cash Cost - Ecopetrol Group

USD/Bl	3Q 2020	3Q 2019	∆ (%)	9M 2020	9M 2019	∆ (%)	% USD
Refining Cash Cost	4.94	4.21	17.3%	5.01	4.55	10.1%	14.9%

* Includes Barrancabermeja and Cartagena refineries and Esenttia

For 3Q20, the refining cash increase by 0.73 USD/bl compared to 3Q19 year, primarily as a result of:

Cost and Volume Effect (+1.48 USD/Bl): increased unit cost mainly due to lower crude throughput at the refineries (-64.5 mbd) resulting from operational adjustments in response to a reduction in demand, partially offset by cost and expense optimizations.

Exchange Rate Effect (-0.75 USD/Bl): higher COP/USD exchange rate of +392 COP/USD when restating COP denominated costs into USD.

Financial Results for the Segment

Table 15: Income Statement - Downstream

Billion (COP)	3Q 2020	3Q 2019	∆ ($)	∆ (%)	9M 2020	9M 2019	∆ ($)	∆ (%)
Total revenue	6,139	9,951	(3,812)	(38.3%)	18,533	28,728	(10,195)	(35.5%)
Depreciation, amortization and depletion	395	329	66	20.1%	1,104	983	121	12.3%
Variable costs	5,182	8,762	(3,580)	(40.9%)	16,000	25,660	(9,660)	(37.6%)
Fixed costs	425	545	(120)	(22.0%)	1,405	1,502	(97)	(6.5%)
Total cost of sales	6,002	9,636	(3,634)	(37.7%)	18,509	28,145	(9,636)	(34.2%)
Gross income	137	315	(178)	(56.5%)	24	583	(559)	(95.9%)
Operating expenses	382	304	78	25.7%	1,171	889	282	31.7%
Operating income (loss)	(245)	11	(256)	(2,327.3%)	(1,147)	(306)	(841)	274.8%
Financial result, net	(335)	(566)	231	(40.8%)	(1,517)	(1,114)	(403)	36.2%
Share of profit of companies	39	5	34	680.0%	132	12	120	1,000.0%
Loss before income tax	(541)	(550)	9	(1.6%)	(2,532)	(1,408)	(1,124)	79.8%
Provision for income tax	201	147	54	36.7%	858	305	553	181.3%
Consolidated net income	(340)	(403)	63	(15.6%)	(1,674)	(1,103)	(571)	51.8%
Non-controlling interest	(38)	0	(38)	-	(102)	0	(102)	-
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Net income attributable to owners of Ecopetrol before impairment	(378)	(403)	25	(6.2%)	(1,776)	(1,103)	(673)	61.0%
(Expense) income from impairment of long-term assets	(22)	2	(24)	(1,200.0%)	(710)	3	(713)	(23,766.7%)
Deferred tax of impairment	4	0	4	-	131	0	131	-
Net income attributable to owners of Ecopetrol	(396)	(401)	5	(1.2%)	(2,355)	(1,100)	(1,255)	114.1%

EBITDA	297	539	(242)	(44.9%)	524	1,121	(597)	(53.3%)
EBITDA Margin	4.8%	5.4%	-	(0.6%)	2.8%	3.9%	-	(1.1%)

*Ebitda adjusted to exclude the effect of the Voluntary Retirement Plan amounts to COP 311 billion in 3Q20 and COP 586 billion in 9M20.

Revenues for 3Q20 decreased as compare to 3Q19, mainly due to lower volumes sold and lower prices of the products basket in line with market conditions. This effect was partially offset by a positive impact from the average COP/USD exchange rate as well as an increase in the income generated by Invercolsa and Esenttia’s results, which exhibited record quarterly sales.

Cost of sales decreased in 3Q20 as compared to 3Q19, mainly attributable to: i) lower crude feedstock prices; ii) a lower throughput due to the contraction in demand; and, iii) lower volume and price of imported diesel and gasoline. This was partially offset by i) a higher average COP/USD exchange rate; and, ii) a consumption of inventory combined with its valuation effect.

Operating expenses increased in 3Q20 versus 3Q19 mainly due to: i) fixed cost of certain units at the Barrancabermeja refinery that halted their production as a result of the health emergency and the decline in product demand; ii) the consolidation of Invercolsa; and, iii) the recognition of the Voluntary Retirement Plan.

The (non-operating) financial results for 3Q20 as compared to 3Q19 were positive primarily due to the effect of the expansion of the net hedge investment abroad in order to mitigate the exchange rate impact given the segment’s net passive position in US dollars, which offsets the impact of interest on USD-denominated debt.

The EBITDA reported for 3Q20 was the best so far this year, even with lower throughputs and margins versus pre-pandemic levels. Esenttia's cost efficiencies and positive results are worth highlighting, given its favorable position in the petrochemical sector, which positively compensates the results.

IV. Environment, Social Investment and Corporate Governance

Apoyo País Program to confront the pandemic

To date, the Ecopetrol Group has delivered 59% of the COP 88 billion announced. The import of medical equipment is progressing and is scheduled to be completed in 2021. As part of the initiative, 149,640 food baskets, 1,481,448 units of personal protection elements, 210,530 liters of cleaning products and medical equipment have been delivered. Likewise, COP 24 billion have been committed towards agreements with health foundations, national government initiatives and social foundations, agreements with research and development institutes and providing aid to vulnerable population.

In terms of innovation and technology, the Innovation and Technology Center (ICP) has signed research agreements with Universidad de la Sabana for the development of mechanic ventilators, and with Ninox for the development of a mobile laboratory for PCR[4] tests.

Furthermore, the Ecopetrol Group contributed with COP 3.7 billion to support the Ministry of Mines and Energy’s nationwide initiative Comparto mi Energía, which will provide financial relief to more than 33,000 low income families for the payment of their energy bills.

[4] PCR: polymerase chain reaction for COVID-19

18

Communities

Within the framework of building relationships of trust with ethnic groups, we highlight the humanitarian work carried out with the U'wa community in the departments of Arauca, Santander, Norte de Santander and Boyacá. This aid comprised 67,000 biosecurity elements, 2,170 food supplies and 332 kg of clothing.

Climate Change

In 3Q20 Ecopetrol approved the fugitive emissions and venting management strategy, which comprises the following actions: i) updating and adjustment of the inventory of emissions, construction of self-made emission factors and definition of reduction targets; ii) incorporation of design criteria and good engineering practices to reduce fugitive emissions and venting; and, iii) implementation of the LDAR (Leak Detection and Repair) program.

Regarding the progress made in terms of decarbonization and the target to incorporate 300 MW of renewable energy by 2022, Ecopetrol signed a contract to build the San Fernando solar farm, which will have a capacity of 59 MW. This will be one of the most innovative and cutting-edge technology solar farms in Colombia and the largest renewable self-generation plant in the country. Construction is expected to begin in November 2020. Furthermore, the bidding process for a second wave of renewable energy projects was launched, aimed to expand capacity by 112 MW for Rubiales, Huila, Casabe, Cantagallo and Ocelote fields. In terms of wind generation, there are prospects identified accounting for 80 MW by 2022 on the Atlantic Coast and Huila. In August, the wind measurement in the Casablanca sector, close to the Cartagena Refinery was awarded.

Furthermore, as part of the biodiversity agenda, we announced our participation in the Sembrar Nos Une (“Planting Unites Us”) initiative, sponsored by the National Government, in which we envisage the planting of six million trees by 2022. We have planted 1.8 million trees since 2018 and expect to plant 457,000 more trees in the last quarter of the year, above our goal of one million anticipated for 2020, with four million additional trees expected to be planted during the next two years.

During the third quarter, Ecopetrol S.A. resumed its voluntary participation in the Dow Jones Sustainability Index (DJSI) and the Carbon Disclosure Project (CDP); regarding the latter, Ecopetrol S.A. submitted the CDP Climate Change and CDP Water Security questionnaires. Furthermore, the Company progressed in managing environmental, social and governance (ESG) issues and on communicating these advancements towards meeting the expectations of investors and other stakeholders, focusing on issues related to the Sustainable Development Goals (SDGs), with special attention to climate change (SDG 13 - Climate Action) and water resource management (SDG 6 - Clean Water and Sanitation), among others.

In August, Ecopetrol S.A. formalized its adhesion to the International Petroleum Industry Environmental Conservation Association (IPIECA), in an effort to promote environmental and social performance of the oil and gas industry. Through this relationship, Ecopetrol S.A. expects to promote the exchange of best practices and sustainability knowledge with peer companies and other industry associations, thus strengthening Ecopetrol S.A.'s TESG (Technology, Environment, Social and Governance) affairs management.

Water

In 3Q20, Ecopetrol reused 21 million cubic meters of water (1.4 million barrels per day), a slight decrease of 5% when compared to 3Q19. As of September, approximately 69 million cubic meters were reused, equivalent to 64% of the total water required for operation. Additionally, in 3Q20, 794 thousand cubic meters of treated production water (54 thousand barrels per day) were reused in agricultural and livestock activities in the Área de Sostenibilidad Agroenergética (ASA) near the Castilla field, an increase of nearly 500% compared to the same period of the previous year.

19

Social and Environmental Investment

In 3Q20, the Ecopetrol Group allocated resources for social and environmental investment projects, from its Sustainable Development Portfolio, in the amount of COP 192 billion[5]. This investment is divided as follows: 1. Strategic Social and Environmental Investment (COP 172.7 billion) supporting initiatives related to access to public services, education, sports and health, public and community infrastructure, rural development, entrepreneurship and business development, institutional strengthening, integral water management, circular economy and biodiversity and; 2. mandatory social and environmental investment (COP 19.5 billion) discriminated as follows: i) legal social obligations for COP 14.3 billion, ii) community benefit programs for COP 156 million, iii) prior consultation for COP 692 million, and iv) compensation and investment of 1% for COP 4.3 billion.

Corporate Governance

During 3Q20, the Board of Directors and its Support Committees approved a modification to their internal regulations in order to i) update their text to reflect the statutory reforms completed during the last two years; ii) align the Support Committees' regulations with the Board's regulations; and, iii) other changes, aimed at aligning the operation of these bodies and incorporating alternatives to the current situation.

Included in these adjustments was a name change for the Compensation Committee, which will now be known as the Compensation, Appointment and Culture Committee. This leverages the cultural transformation that is currently underway within the Ecopetrol Group.

Technology

Investments in innovation and technology are moving forward as planned, which allowed the organization to adapt to the conditions created by the pandemic. During the first nine months of 2020, USD 35 million were invested in different digital transformation fronts. To date, we have reaped benefits from projects that constitute the digital agenda, like: Petrotechnical Database, Gross Refining Margin, Integrated Field Management and Digital Investments Management.

Additionally, Camp D (Digital Factory) has generated benefits, primarily due to higher team´s productivity and avoided costs, with products such as the digital travel system (AVE) and digital-bots implemented to support energy, logistic and procurement processes.

V. Quarterly Results Presentation

Ecopetrol’s management will hold two online presentations to review third quarter and cumulative results for 2020:

Spanish English

October 28, 2020 October 28, 2020

08:00 a.m. Colombia 10:00 a.m. Colombia

09:00 a.m. New York 11:00 a.m. New York

The following links will be available to access the presentations:

Spanish:

https://onlinexperiences.com/Launch/QReg/ShowUUID=D468CD68-83BE-4668-9562-F5797516F2A5&LangLocaleID=1034

[5] As of 3Q20 and thereafter, Ecopetrol S.A.’s Strategic Investment financed through public works in lieu of taxes (Obras por Impuestos) and Mandatory Investments for Compensation and Investment of 1%, will be included in this report.

20

English:

https://onlinexperiences.com/Launch/QReg/ShowUUID=9062F110-6D2B-4438-AF44-6AFE1E7C8816

At the end of the presentation there will be a question and answer session, which must be accessed via telephone through this link.

Please check that your browser allows for the normal operation of the online presentation. We recommend the latest versions of Internet Explorer, Google Chrome and Mozilla Firefox.

The report on the results, the presentation, the webcast and a replay of the conference will be available on Ecopetrol's website: www.ecopetrol.com.co.

Contact Information:

Head of Capital Markets

Juan Pablo Crane De Narváez

Telephone: +571-234-5190 - Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Téllez

Telephone: +571-234-4329 - Email: mauricio.tellez@ecopetrol.com.co

21

Ecopetrol Group Appendices

Table 1: Income Statement – Ecopetrol Group

Billion (COP)	3Q 2020	3Q 2019	∆ (%)	9M 2020	9M 2019	∆ (%)
Revenue
Local	5,795	8,715	(33.5%)	17,696	25,213	(29.8%)
Export	6,528	9,299	(29.8%)	18,140	27,053	(32.9%)
Total revenue	12,323	18,014	(31.6%)	35,836	52,266	(31.4%)
Cost of sales
Depreciation, amortization and depletion	2,296	2,166	6.0%	6,685	6,189	8.0%
Variable depreciation, amortization and depletion	1,513	1,481	2.2%	4,460	4,158	7.3%
Fixed cost depreciation	783	685	14.3%	2,225	2,031	9.6%
Variable costs	4,038	6,735	(40.0%)	14,304	19,629	(27.1%)
Imported products	1,361	2,788	(51.2%)	5,489	9,806	(44.0%)
Local purchases	2,136	3,131	(31.8%)	5,431	8,261	(34.3%)
Hydrocarbon transportation services	213	208	2.4%	649	598	8.5%
Inventories and others	328	608	(46.1%)	2,735	964	183.7%
Fixed costs	2,010	2,339	(14.1%)	6,256	6,870	(8.9%)
Contracted services	627	753	(16.7%)	1,997	2,173	(8.1%)
Maintenance	531	584	(9.1%)	1,538	1,802	(14.7%)
Labor costs	557	560	(0.5%)	1,739	1,679	3.6%
Other	295	442	(33.3%)	982	1,216	(19.2%)
Total cost of sales	8,344	11,240	(25.8%)	27,245	32,688	(16.7%)
Gross income	3,979	6,774	(41.3%)	8,591	19,578	(56.1%)
Operating expenses	1,300	1,063	22.3%	2,382	2,955	(19.4%)
Administration expenses	1,201	1,005	19.5%	2,105	2,588	(18.7%)
Exploration and projects expenses	99	58	70.7%	277	367	(24.5%)
Operating income	2,679	5,711	(53.1%)	6,209	16,623	(62.6%)
Finance result, net	(957)	(648)	47.7%	(2,221)	(1,426)	55.8%
Foreign exchange, net	(131)	(190)	(31.1%)	(98)	(104)	(5.8%)
Interest, net	(570)	(368)	54.9%	(1,529)	(1,052)	45.3%
Financial income/loss	(256)	(90)	184.4%	(594)	(270)	120.0%
Share of profit of companies	15	56	(73.2%)	92	290	(68.3%)
Income before income tax	1,737	5,119	(66.1%)	4,080	15,487	(73.7%)
Income tax	(575)	(1,770)	(67.5%)	(1,209)	(5,315)	(77.3%)
Net income consolidated	1,162	3,349	(65.3%)	2,871	10,172	(71.8%)
Non-controlling interest	(289)	(339)	(14.7%)	(913)	(932)	(2.0%)
Net income attributable to owners of Ecopetrol before impairment	873	3,010	(71.0%)	1,958	9,240	(78.8%)
(Expense) recovery for impairment long-term assets	(22)	1	(2,300.0%)	(1,226)	3	(40,966.7%)
Deferred tax of impairment	4	0	-	281	0	-
Net income attributable to owners of Ecopetrol	855	3,011	(71.6%)	1,013	9,243	(89.0%)

EBITDA	5,254	8,270	(36.5%)	12,506	23,934	(47.7%)
EBITDA margin	42.6%	45.9%	(3.3%)	34.9%	45.8%	(10.9%)

22

Table 2: Statement of Financial Situation / Balance Sheet - Ecopetrol Group

Billion (COP)	September 30, 2020	June 30, 2020	∆ (%)
Current assets
Cash and cash equivalents	7,829	9,248	(15.3%)
Trade and other receivables	4,783	4,817	(0.7%)
Inventories	5,510	5,035	9.4%
Current tax assets	3,415	3,094	10.4%
Other financial assets	3,213	3,886	(17.3%)
Other assets	1,974	1,849	6.8%
	26,724	27,929	(4.3%)
Non-current assets held for sale	31	5	520.0%
Total current assets	26,755	27,934	(4.2%)

Non-current assets
Investments in associates and joint ventures	3,354	3,357	(0.1%)
Trade and other receivables	700	691	1.3%
Property, plant and equipment	69,212	68,385	1.2%
Natural and environmental resources	30,885	31,173	(0.9%)
Assets by right of use	288	349	(17.5%)
Intangibles	567	569	(0.4%)
Deferred tax assets	11,148	10,770	3.5%
Other financial assets	983	1,998	(50.8%)
Other assets	2,389	1,924	24.2%
Total non-current assets	119,526	119,216	0.3%

Total assets	146,281	147,150	(0.6%)

Current liabilities
Loans and borrowings	6,241	9,508	(34.4%)
Trade and other payables	10,933	12,980	(15.8%)
Provision for employees benefits	1,972	1,867	5.6%
Current tax liabilities	923	565	63.4%
Accrued liabilities and provisions	705	762	(7.5%)
Other liabilities	457	937	(51.2%)
Liabilites related to non-current assets held for sell	94	0	-
Total current liabilities	21,325	26,619	(19.9%)

Non-current liabilities
Loans and borrowings	47,234	44,162	7.0%
Trade and other payables	24	23	4.3%
Provision for employees benefits	9,596	9,983	(3.9%)
Deferred tax liabilities	788	643	22.6%
Non-current taxes	142	142	0.0%
Accrued liabilities and provisions	9,316	9,267	0.5%
Other liabilities	683	674	1.3%
Total non-current liabilities	67,783	64,894	4.5%

Total liabilities	89,108	91,513	(2.6%)

Equity
Equity attributable to owners of the company	53,418	51,651	3.4%
Non-controlling interests	3,755	3,986	(5.8%)
Total equity	57,173	55,637	2.8%

Total liabilities and equity	146,281	147,150	(0.6%)

23

Table 3: Free Cash Flow Statement - Ecopetrol Group

Billion (COP)	3Q 2020	3Q 2019	9M 2020	9M 2019
Cash flow provided by operating activities
Net income attributable to owners of Ecopetrol S.A.	855	3,011	1,013	9,243
Adjustments to reconcile net income to cash provided by operating activities
Non-controlling interests	289	339	913	932
Income tax	571	1,770	928	5,315
Depreciation, depletion and amortization	2,299	2,206	6,818	6,290
Foreign exchange (gain) loss	131	190	98	104
Finance costs recognized in profit or loss	867	662	2,439	1,972
Dry wells	64	0	164	154
Loss (gain) on disposal of non-current assets	14	33	18	78
Impairment of current and non-current assets	(1)	(2)	1,211	32
Fair value (gain) on financial assets valuation	3	134	(40)	45
Gain on financial derivatives	51	0	(36)	0
Profit on bussiness combinations	2	0	(1,437)	0
Gain on assets for sale	(1)	3	(2)	0
(Gain) loss on share of profit of associates and joint ventures	(15)	(56)	(92)	(290)
Exchange difference on export hedges and ineffectiveness	87	207	312	891
Others minor items	5	5	13	6
Net changes in operating assets and liabilities	(1,149)	1,503	(3,939)	(151)
Income tax paid	(546)	(696)	(4,530)	(4,474)
Cash provided by operating activities	3,526	9,309	3,851	20,147

Cash flows from investing activities
Investment in property, plant and equipment	(1,337)	(1,201)	(3,319)	(2,529)
Investment in natural and environmental resources	(707)	(1,992)	(4,549)	(4,772)
Payments for intangibles	(20)	(20)	(40)	(53)
Sale of assets held for sale and equity instruments	0	(3)	0	0
(Purchases) sales of other financial assets	1,802	459	1,231	1,442
Interest received	78	106	257	356
Dividends received	9	13	81	47
Proceeds from sales of assets	5	(1)	13	23
Net cash used in investing activities	(170)	(2,639)	(6,326)	(5,486)

Cash flows from financing activities
Proceeds (repayment of) from borrowings	(1,259)	(178)	9,869	(876)
Interest paid	(543)	(249)	(1,598)	(1,217)
Lease Payments	(75)	(25)	(246)	(169)
Dividends paid	(2,910)	(3,082)	(5,247)	(10,057)
Net cash used in financing activities	(4,787)	(3,534)	2,778	(12,319)

Exchange difference in cash and cash equivalents	12	401	450	407
Net (decrease) increase in cash and cash equivalents	(1,419)	3,537	753	2,749
Cash and cash equivalents at the beginning of the period	9,248	5,524	7,076	6,312
Cash and cash equivalents at the end of the period	7,829	9,061	7,829	9,061

Non-cash transactions
Recognition of assets for right of use and liabilities for lease	10	609	46	609
Trade finance transactions	0	0	489	0

Table 4: EBITDA Reconciliation - Ecopetrol Group

Miles de Millones (COP)	3T 2020	3T 2019	9M 2020	9M 2019
Utilidad neta atribuible a los accionistas de Ecopetrol	855	3,011	1,013	9,243
(+) Depreciación, agotamiento y amortización	2,299	2,206	6,818	6,290
(+/-) Impairment activos a largo plazo	22	(1)	1,226	(3)
(+/-) Ganancia en combinación de negocios	2	0	(1,437)	0
(+/-) Resultado financiero, neto	957	648	2,221	1,426
(+) Provisión impuesto a las ganancias	571	1,770	928	5,315
(+) Impuestos y otros	259	297	824	731
(+/-) Interes no controlante	289	339	913	932
EBITDA Consolidado	5,254	8,270	12,506	23,934

24

Table 5: EBITDA Reconciliation by Segment (3Q 2020)

Billion (COP)	Upstream	Downstream	Midstream	Eliminations	Consolidated
Net income attributable to the owners of Ecopetrol	238	(396)	1,013	0	855
(+) Depreciation, amortization and depletion	1,572	385	342	0	2,299
(+/-) Impairment of long-term assets	0	22	0	0	22
(+/-) Gain in bussiness combinations	2	0	0	0	2
(+/-) Financial result, net	565	335	57	0	957
(+) Income tax	168	(205)	608	0	571
(+) Other taxes	116	118	25	0	259
(+/-) Non-controlling interest	(19)	38	271	(1)	289
Consolidated EBITDA	2,642	297	2,316	(1)	5,254

Appendices, Ecopetrol S.A.

Following are the Income Statement and Statement of Financial Position of Ecopetrol S.A.

Table 6: Income Statement - Ecopetrol S.A.

Billion (COP)	3Q 2020	3Q 2019	∆ (%)	9M 2020	9M 2019	∆ (%)
Local	5,992	8,820	(32.1%)	17,144	25,074	(31.6%)
Exports	4,987	7,227	(31.0%)	14,022	21,086	(33.5%)
Total revenue	10,979	16,047	(31.6%)	31,166	46,160	(32.5%)
Variable costs	6,716	9,148	(26.6%)	20,941	25,821	(18.9%)
Fixed costs	2,728	2,935	(7.1%)	8,383	8,539	(1.8%)
Total cost of sales	9,444	12,083	(21.8%)	29,324	34,360	(14.7%)
Gross income	1,535	3,964	(61.3%)	1,842	11,800	(84.4%)
Operating expenses	831	629	32.1%	1,020	1,753	(41.8%)
Operating income	704	3,335	(78.9%)	822	10,047	(91.8%)
Financial income/loss	(1,086)	(878)	23.7%	(3,321)	(1,599)	107.7%
Share of profit of companies	1,108	1,443	(23.2%)	3,079	3,647	(15.6%)
Income before income tax	726	3,900	(81.4%)	580	12,095	(95.2%)
Income tax	129	(889)	(114.5%)	766	(2,852)	(126.9%)
Net income attributable to owners of Ecopetrol	855	3,011	(71.6%)	1,346	9,243	(85.4%)
Impairment	0	0	-	(468)	0	-
Deferred tax of impairment	0	0	-	135	0	-
Net income attributable to owners of Ecopetrol	855	3,011	(71.6%)	1,013	9,243	(89.0%)

EBITDA	2,343	5,100	(54.1%)	4,440	14,826	(70.1%)
EBITDA margin	21.3%	31.80%	(10.5%)	14.20%	32.10%	(17.9%)

25

Table 7: Statement of Financial Position / Balance Sheet

Billion (COP)	September 30, 2020	June 30, 2020	∆ (%)
Current assets
Cash and cash equivalents	4,207	5,787	(27.3%)
Trade and other receivables	4,403	4,817	(8.6%)
Inventories	3,591	3,261	10.1%
Current tax assets	3,125	2,364	32.2%
Other financial assets	4,471	6,474	(30.9%)
Other assets	1,277	1,274	0.2%
	21,074	23,977	(12.1%)
Non-current assets held for sale	14	5	180.0%
Total current assets	21,088	23,982	(12.1%)

Non-current assets
Investments in associates and joint ventures	59,054	56,770	4.0%
Trade and other receivables	512	507	1.0%
Property, plant and equipment	22,977	22,546	1.9%
Natural and environmental resources	21,305	21,769	(2.1%)
Assets by right of use	3,234	3,337	(3.1%)
Intangibles	203	204	(0.5%)
Deferred tax assets	5,363	5,135	4.4%
Other financial assets	591	1,540	(61.6%)
Other assets	1,102	1,099	0.3%
Total non-current assets	114,341	112,907	1.3%

Total assets	135,429	136,889	(1.1%)

Current liabilities
Loans and borrowings	4,292	5,821	(26.3%)
Trade and other payables	9,496	11,756	(19.2%)
Provision for employees benefits	1,895	1,810	4.7%
Current tax liabilities	394	372	5.9%
Accrued liabilities and provisions	607	653	(7.0%)
Other liabilities	395	914	(56.8%)
Total current liabilities	17,079	21,326	(19.9%)

Non-current liabilities
Loans and borrowings	47,723	46,365	2.9%
Provision for employees benefits	9,596	9,983	(3.9%)
Deferred tax liabilities	141	141	0.0%
Non-current tax liabilities	103	103	0.0%
Accrued liabilities and provisions	7,313	7,263	0.7%
Other liabilities	56	57	(1.8%)
Total non-current liabilities	64,932	63,912	1.6%

Total liabilities	82,011	85,238	(3.8%)

Equity
Equity attributable to owners of the company	53,418	51,651	3.4%
Total equity	53,418	51,651	3.4%

Total liabilities and equity	135,429	136,889	(1.1%)

26

Table 8: Export Destinations - Ecopetrol Group

Crudes - mboed	3Q 2020	3Q 2019	% Share	9M 2020	9M 2019	% Share
U.S. Gulf Coast	166.3	123.5	44.5%	189.5	149.4	44.4%
Asia	161.3	232.4	43.2%	193.3	175.5	45.3%
Central America / Caribbean	15.5	13.7	4.1%	18.1	26.0	4.2%
Others	0.3	7.9	0.1%	3.1	4.6	0.7%
Europe	14.1	21.6	3.8%	10.9	23.7	2.5%
U.S. West Coast	16.2	0.3	4.3%	6.2	9.7	1.5%
South America	0.0	3.1	0.0%	0.0	2.3	0.0%
U.S. East Coast	0.0	0.0	0.0%	5.5	11.0	1.3%
Total	373.7	402.5	100.0%	426.6	402.2	100.0%

Products - mboed	3Q 2020	3Q 2019	% Share	9M 2020	9M 2019	% Share
Central America / Caribbean	41.5	35.7	37.8%	43.5	35.7	40.2%
U.S. Gulf Coast	26.3	6.4	24.0%	19.1	7.3	17.7%
Asia	11.7	24.6	10.7%	12.2	21.5	11.3%
South America	16.9	10.6	15.4%	12.6	8.8	11.7%
U.S. East Coast	6.7	50.5	6.1%	16.2	45.0	15.0%
Europe	6.6	0.0	6.0%	3.4	1.2	3.2%
U.S. West Coast	0.0	0.0	0.0%	1.1	2.2	1.0%
Others	0.0	0.0	0.0%	0.0	0.0	0.0%
Total	109.7	127.8	100.0%	108.1	121.7	19.1%

This information is subject to change at the end of the quarter, as some of the destinations may be reclassified according to final export results.

Table 9: Domestic Purchases and Imports – Ecopetrol Group

Local Purchases - mboed	3Q 2020	3Q 2019	∆ (%)	9M 2020	9M 2019	∆ (%)
Crude Oil	179.1	196.1	(8.7%)	175.3	174.0	0.7%
Gas	1.9	3.0	(36.7%)	3.1	2.3	34.8%
Products	2.4	3.1	(22.6%)	2.6	3.1	(16.1%)
Diluent	0.3	0.3	0.0%	0.3	0.4	(25.0%)
Total	183.7	202.5	(9.3%)	181.3	179.8	0.8%

Imports - mboed	3Q 2020	3Q 2019	∆ (%)	9M 2020	9M 2019	∆ (%)
Crude Oil	0.9	16.8	(94.6%)	12.1	28.9	(58.1%)
Products	43.7	65.1	(32.9%)	60.1	78.7	(23.6%)
Diluent	33.9	55.2	(38.6%)	36.4	53.8	(32.3%)
Total	78.5	137.1	(42.7%)	108.6	161.4	(32.7%)

Total	262.2	339.6	(22.8%)	289.9	341.2	(15.0%)

Table 10: Detail of Exploratory Wells – Ecopetrol Group

#	Quarter	Name	Initial Well Classification (Lahee)	Block	Name	Operator/Partner	Status	TD Date
1	Primero	Olini Oeste-1	A3	Tolima	Valle Superior del Magdalena	Hocol (100%)	Seco	Enero 3/2020
2	Primero	Aguas Blancas 24	A1	Aguas Blancas	Valle Medio del Magdalena	PAREX 60% (Operador) ECP 40%	Suspendido temporalmente	Enero 19/2020
3	Primero	Lorito Este -1	A3	CPO-09	Llanos Orientales	ECP 55% (Operador) Repsol 45%	Suspendido temporalmente	Enero 31 /2020
4	Segundo	Gato do Mato-4	A1	BM-S-54 / Sul de Gato do Mato	Santos	ShShell 50% (Operador) Total 20% ECP 30% ll	Exitoso	Marzo 30 / 2020
5	Segundo	Lorito A1	A1	CPO-09	Llanos Orientales	ECP 55% (Operador) Repsol 45%	Suspendido temporalmente	Junio 10 / 2020
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6	Segundo	Obiwan-1	A3	YDSN-1	Sinú- San Jacinto	Hocol (100%)	Seco	Junio 25 / 2020
7	Segundo	Saturno-1	A3	Saturno PSC	Santos	Shell 45%-Op, Chevron 45% ECP 10%	En evaluación	Mayo 30 / 2020
8	Tercero	Nafta-1	A3	VMM-6	Valle Medio del Magdalena	ECP (100%)	Suspendido Temporalmente	Agosto 01 / 2020
9	Tercero	Alqamari-1	A3	Putumayo Occidental	Putumayo	ECP (100%)	Suspendido Temporalmente	Agosto 25 / 2020
10	Tercero	Flamencos-2	A1	VMM-6	Valle Medio del Magdalena	ECP (100%)	En Evaluación	Septiembre 25 / 2020

Table 11: Efficiency Initiatives - Ecopetrol Group

Billion (COP)	3Q 2020	3Q 2019	9M 2020	9M 2019
Optimization of drilling costs and facilities construction	186.1	448.5	447.4	984.4
Improvement of the commercial strategy	310.5	132.6	612.4	270.0
Improvement in refineries revenues/margins	11.1	138.7	80.5	226.1
Reduction of O&M Midstream costs	22.7	39.9	76.7	93.5
Energy strategy - Surplus sales - Cost optimization	29.3	30.6	65.0	77.2
Savings on staff, logistics and other areas	6.2	9.8	28.3	37.5
Optimizations in production due to operational improvement	5.0	31.9	15.9	44.6
Operating optimization	43.7	(18.4)	108.5	17.3
Refining cash cost optimization	0.0	0.0	0.0	0.0
Dilution and evacuation of heavy and extra heavy crude oil	0.5	(33.5)	133.4	(12.8)
Digital transformation	7.8	0.0	37.4	0.0
Total	622.8	780.1	1,605.5	1,737.9

Table 12: HSE Performance (Health, Safety and Environmental Performance)

HSE Indicators*	3Q 2020	3Q 2019	9M 2020	9M 2019
Frequency of total registrable injuries (No. Recordable cases / Million man hours)	0.41	0.54	0.45	0.56
Environmental incidents**	3	2	4	6

* The results of the indicators are subject to subsequent change at the end of the quarter, as some accidents and incidents are reclassified according to the final results of the investigations. ** Environmental incidents are hydrocarbons spills in excess of 1 barrel, with environmental impact

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